                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)


                           TRIKON TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                          COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                  89 618710 1
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                             CHRISTOPHER D. DOBSON
                     RINGLAND WAY, NEWPORT, GWENT NP6 2TA
                                UNITED KINGDOM
                             011 44 1 633 414 119
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 MAY 24, 1998
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule 13D, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)
                              (Page 1 of 9 Pages)

                                  SCHEDULE 13D

-----------------------------------------          --------------------------------------------
CUSIP NO. 89 618710 1                        13D                 Page 2 of 9 Pages
-----------------------------------------          --------------------------------------------
-----------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          CHRISTOPHER D. DOBSON
-----------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [  ]     (b) [  ]
-----------------------------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
          SC, OO
-----------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                           [  ]
-----------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED KINGDOM
-----------------------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
        NUMBER                             16,346,140
          OF             ----------------------------------------------------------------------
        SHARES                8  SHARED VOTING POWER
     BENEFICIALLY                          0
       OWNED BY          ----------------------------------------------------------------------
       REPORTING              9  SOLE DISPOSITIVE POWER
        PERSON                             16,346,140
         WITH            ----------------------------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                           0
-----------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        16,346,140
-----------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                [  ]
-----------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        17.4%
-----------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                        IN
------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") should be read in conjunction with the Schedule 13D dated November 15, 1996 ("Schedule 13D") as filed with the Securities and Exchange Commission by Christopher D. Dobson. This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.


     The filing of this Amendment No. 1 is not, and should not be deemed to be, an admission that the Schedule 13D or any amendment thereto is required to be filed.



ITEM 1.  SECURITY AND ISSUER


     Item 1 is deleted in its entirety and restated as follows:


                This statement relates to the common stock, no par value ("Trikon Common Stock"), of Trikon Technologies, Inc., a California corporation and formerly Plasma & Materials Technologies, Inc. ("Trikon"). The principal executive offices of Trikon are located at Ringland Way, Newport, Gwent NP6 2TA United Kingdom.



ITEM 2.  IDENTITY AND BACKGROUND


     Item 2(c) is deleted in its entirety and restated as follows:


                (c) Mr. Dobson is the Chairman of the Board of Directors and an employee of Trikon at Ringland Way, Newport, Gwent NP6 2TA United Kingdom.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION


     Item 3 is amended by adding the following paragraphs after the last paragraph:


                In connection with the consummation of an exchange offer of Trikon for certain outstanding convertible debt securities, preferred stock and warrants to purchase common stock on May 14, 1998 (the "Exchange Offer"), among other things, Trikon agreed to issue Mr. Dobson on May 24, 1998, 5,015,811 restricted shares of Common Stock and 6,476.995 restricted shares of Series I Preferred Stock (collective, the "Restricted Stock").


                The Restricted Stock shall vest one hundred percent (100%) upon the earlier of (i) the date five years after the closing of the

          Exchange Offer, or (ii) the sale of all or substantially all of the assets of Trikon, the direct sale by Trikon's stockholders possessing more than 50% of the total combined voting power of Trikon's outstanding securities to persons different from those holding such securities immediately prior to such sale or the merger or consolidation in which securities possessing more than 50% of the total combined voting power of Trikon's outstanding securities are transferred to persons different from those holding such securities immediately prior to the merger or consolidation. The Restricted Stock shall automatically be reacquired by Trikon in return for a payment of $0.001 per share of Common Stock and $1.00 per share of Series I Preferred Stock upon Mr. Dobson's termination for cause, voluntary cessation of providing services to the company or if, during the first two years following the Exchange Offer, Mr. Dobson devotes fewer than 750 hours per annum to Trikon related matters. For purposes of the Restricted Stock, the meaning of "for cause" is limited to willful misconduct that materially injures the pecuniary interest of Trikon and any material breach of the noncompetition obligations under these agreements. Ms. Dobson is permitted, at his discretion, to reallocate up to twenty percent (20%) of the Restricted Stock to other members of senior management of Trikon.


                Effective July 28, 1998, each outstanding share of Series I Preferred Stock automatically converted into 1,000 shares of Common Stock. The shares of Common Stock received by Mr. Dobson in connection with the conversion of the Series I Preferred Stock remain subject to the above-described restrictions.



ITEM 4.  PURPOSE OF TRANSACTION


     Item 4 is amended by adding the following paragraphs after the last paragraph:


                In connection with the consummation of an exchange offer of Trikon for certain outstanding convertible debt securities, preferred stock and warrants to purchase common stock on May 14, 1998 (the "Exchange Offer"), among other things, Trikon agreed to issue Mr. Dobson on May 24, 1998, 5,015,811 restricted shares of Common Stock and 6,476.995 restricted shares of Series I Preferred Stock (collective, the "Restricted Stock").


                The Restricted Stock shall vest one hundred percent (100%) upon the earlier of (i) the date five years after the closing of the Exchange Offer, or (ii) the sale of all or substantially all of the assets of Trikon, the direct sale by Trikon's stockholders possessing more than 50% of the total combined voting power of Trikon's outstanding securities to persons different from those holding such securities immediately prior to such sale or the merger or consolidation in which securities possessing more than 50% of the total combined voting power of Trikon's outstanding securities are transferred to persons different from those holding such securities immediately prior to the merger or consolidation. The Restricted Stock shall automatically be reacquired by Trikon in return for a payment of $0.001 per share of Common Stock and $1.00 per share of Series I Preferred Stock upon Mr. Dobson's termination for cause, voluntary cessation of providing services to the company or if, during the first two years following the Exchange Offer, Mr. Dobson devotes fewer than 750 hours per annum to Trikon related matters. For purposes of the Restricted Stock, the meaning of "for cause" is limited to willful misconduct that materially injures the pecuniary interest of Trikon and any material breach of the noncompetition obligations under these agreements. Ms. Dobson is permitted, at his discretion, to reallocate up to twenty percent (20%) of the Restricted Stock to other members of senior management of Trikon.


                Effective July 28, 1998, each outstanding share of Series I Preferred Stock automatically converted into 1,000 shares of Common Stock. The shares of Common Stock received by Mr. Dobson in connection with the conversion of the Series I Preferred Stock remain subject to the above-described restrictions.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER


     Item 5(a) and (b) shall be deleted in their entirety and amended as follows:


                (a) Christopher D. Dobson beneficially owns 16,346,140 shares of Trikon Common Stock, which comprise approximately 17.4% of the Trikon Common Stock outstanding.

                (b) Mr. Dobson has the sole power to vote and to dispose of all 16,346,140 shares of Trikon Common Stock beneficially owned by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER


     Item 6 is amended as follows:


                In connection with the consummation of an exchange offer of Trikon for certain outstanding convertible debt securities, preferred stock and warrants to purchase common stock on May 14, 1998 (the "Exchange Offer"), among other things, Trikon agreed to issue Mr. Dobson on May 24, 1998, 5,015,811 restricted shares of Common Stock and 6,476.995 restricted shares of Series I Preferred Stock (collective, the "Restricted Stock").


                The Restricted Stock shall vest one hundred percent (100%) upon the earlier of (i) the date five years after the closing of the Exchange Offer, or (ii) the sale of all or substantially all of the assets of Trikon, the direct sale by Trikon's stockholders possessing more than 50% of the total combined voting power of Trikon's outstanding securities to persons different from those holding such securities immediately prior to such sale or the merger or consolidation in which securities possessing more than 50% of the total combined voting power of Trikon's outstanding securities are transferred to persons different from those holding such securities immediately prior to the merger or consolidation. The Restricted Stock shall automatically be reacquired by Trikon in return for a payment of $0.001 per share of Common Stock and $1.00 per share of Series I Preferred Stock upon Mr. Dobson's termination for cause, voluntary cessation of providing services to the company or if, during the first two years following the Exchange Offer, Mr. Dobson devotes fewer than 750 hours per annum to Trikon related matters. For purposes of the Restricted Stock, the meaning of "for cause" is limited to willful misconduct that materially injures the pecuniary interest of Trikon and any material breach of the noncompetition obligations under these agreements. Ms. Dobson is permitted, at his discretion, to reallocate up to twenty percent (20%) of the Restricted Stock to other members of senior management of Trikon.

                Effective July 28, 1998, each outstanding share of Series I Preferred Stock automatically converted into 1,000 shares of Common Stock. The shares of Common Stock received by Mr. Dobson in connection with the conversion of the Series I Preferred Stock remain subject to the above-described restrictions.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     EXHIBIT
     NO.


     10.1 Letter Agreement, dated as of May 14, 1998, between Trikon and Mr. Dobson

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 21, 1998                         /s/ Christopher D. Dobson
                                             -----------------------------------
                                                      Christopher D. Dobson

                                 EXHIBIT INDEX

EXHIBIT                                                                                 PAGE
  NO.                                                                                    NO.

  10.1      Letter Agreement, dated as of May 14, 1998, between Trikon and Mr.
            Dobson
